XM SATELLITE RADIO

1500Eckington Place, NE

Washington, DC 20002

April 23, 2007

BY EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	XM Satellite Radio Holdings Inc.

XM Satellite Radio Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

File Nos. 0-27441 and 333-39178

Dear Mr. Spirgel:

On behalf of XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (collectively, the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 19, 2007 to Joseph J. Euteneuer, Executive Vice President and Chief Financial Officer of the Company, regarding the filing of the Company’s Form 10-K for the Fiscal Year ended December 31, 2006 (the “10-K”).

The Company’s responses to the Staff’s comments are set forth below the text of the comment from your comment letter.

Results of Operations, page 40

1.	Please see “Adjusted operating loss.” We understand that you will only present this non-GAAP measure effective March 31, 2007. Please discuss the usefulness of the measure to investors and, at a minimum, the following:

•	the manner in which management uses adjusted operating loss to conduct or evaluate the business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

Larry Spirgel

Securities and Exchange Commission

April 23, 2007

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.

We believe your discussion of the material limitations of the non-GAAP measure you present should address each item excluded from the measure, discuss why management believes it is useful and relevant to exclude those items and explain why excluding each item results in the measure having material limitations. Please provide us with your proposed disclosure.

Response:

“Adjusted operating loss” is a term we have adopted which reflects the operating measure both management and, we believe, our investors consider to measure our business. This measure is identical to our previously disclosed “adjusted EBITDA” and similar to our previously presented “EBITDA” measures. We present “Adjusted operating loss” in order to provide information about our earnings independent of our capital structure, fixed assets, and non-cash and non-operating results. We believe that being able to compare Adjusted operating loss on a quarter by quarter basis gives our management and investors a better measure of changes to our core business operating results. This information is presented in addition to all required GAAP information regarding net loss.

In future filings we will disclose the usefulness of the measure to management, the economic substance behind our decision to use the measure, the material limitations of using the non-GAAP measure and the manner in which we compensate for these limitations. Our presentation will address each line item excluded from the measure and our rationale for the exclusion. We have provided a draft of the proposed disclosure below for your reference:

“Adjusted operating loss is net loss before interest income, interest expense, income taxes, depreciation and amortization, loss from de-leveraging transactions, loss from impairment of investments, equity in net loss of affiliate, other income (expense) and stock-based compensation. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the statement of operations. We believe Adjusted operating loss is a useful measure of our operating performance and improves comparability between periods. Adjusted operating loss is a significant basis used by management to measure our success in acquiring, retaining and servicing subscribers because we believe this measure provides insight into our ability to grow revenues in a cost-effective manner. We believe Adjusted operating loss is a calculation used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performances and value of our company and similar companies in our industry.

Larry Spirgel

Securities and Exchange Commission

April 23, 2007

Because we have funded the build-out of our system through the raising and expenditure of large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. We believe Adjusted operating loss provides helpful information about the operating performance of our business apart from the expenses associated with our physical plant or capital structure. We believe it is appropriate to exclude depreciation, amortization and interest expense due to the variability of the timing of capital expenditures, estimated useful lives and fluctuation in interest rates. We exclude income taxes due to our tax losses and timing differences, so that certain periods will reflect a tax benefit, while others an expense, neither of which is reflective of our operating results. Because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense and the subjective assumptions involved in those determinations, we believe excluding stock-based compensation expense enhances the ability of management and investors to compare our core operating results with those of similar companies in our industry.

Equity in net loss of affiliate represents our share of losses in a non-US affiliate in a similar business and over which we exercise significant influence, but do not control. Management believes it is appropriate to exclude this loss when evaluating the performance of our own operations. Additionally, we exclude loss from de-leveraging transactions, loss from impairment of investments and other income (expense) because these items represent activity outside of our core business operations and can distort period to period comparisons of operating performance.

There are limitations associated with the use of Adjusted operating loss in evaluating our company compared with net loss, which reflects overall financial performance. Adjusted operating loss does not reflect the impact on our financial results of (1) interest income, (2) interest expense, (3) income taxes, (4) depreciation and amortization, (5) loss from de-leveraging transactions, (6) loss from impairment of investments, (7) equity in net loss of affiliate, (8) other income (expense) and (9) stock-based compensation, which are included in the computation of net loss. Users that wish to compare and evaluate our company based on our net loss should refer to our Consolidated Statements of Operations. Adjusted operating loss does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under United States generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. In addition, our measure of Adjusted operating loss may not be comparable to similarly titled measures of other companies.”

Larry Spirgel

Securities and Exchange Commission

April 23, 2007

Gross profit on subscription revenue, page 42

2.	Please delete the gross profit discussion since you are excluding costs of satellite and terrestrial, broadcast and operations, programming and content and depreciation and amortization. It appears to us that these costs are directly related to the generation of your subscription revenues.

Response:

We will delete this discussion in future filings.

(2) Accounting Estimates, page F-13

3.	Please expand the discussion under the section, “Critical Accounting Estimates,” on page 56 to address all items listed here that require significant estimates or tell us why an expanded discussion is not necessary. Further, provide a detailed analysis of your assumptions for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure. You should address factors such as how you arrived at your estimates, how accurate your estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. For example, we note that you place particular emphasis on your forecasted cash flows to value your satellite system assets. If your future cash flow projections were to change based on declines in revenues or increases in certain expenses, you should quantify the related impact on your satellite system assets.

Response:

In future filings, we will (i) expand the discussion to include all critical accounting estimates and (ii) quantify, where material, and provide an analysis of the sensitivity of the reported results to changes in the assumptions and estimates.

(20) Sale-leaseback Transaction, page F-58

4.	Please tell us how you accounted for your sale-leaseback transaction with respect to the transponders on the XM-4. Refer to your basis in the accounting literature.

Response:

On February 13, 2007, the Company entered into a sale-leaseback transaction with respect to the transponders on the XM-4 satellite, which was launched in October 2006 and placed into service during December 2006. The Company received net proceeds of

Larry Spirgel

Securities and Exchange Commission

April 23, 2007

approximately $289 million from the transaction, of which some of the proceeds were used to retire outstanding mortgages on real property of approximately $39 million and the remainder of which provides additional liquidity available for working capital and general corporate purposes.

The Company sold the XM-4 transponders to Satellite Leasing (702-7) LLT (“Trust”), a third-party trust formed solely for the purpose of facilitating the sale-leaseback transaction. The Trust pooled the funds used to purchase the transponders from a $57.7 million investment by an equity investor and the $230.8 million in proceeds from the issuance of 10% senior secured notes due 2013. The Company is accounting for the sale and leaseback of the transponders under sale-leaseback accounting with a capital lease, pursuant to FASB 13, Accounting for Leases, as amended. Furthermore, the Company determined that the Trust is a variable interest entity, as that term is defined under FASB Interpretation (FIN) No. 46(R), Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51, and that the Company is the primary beneficiary of the Trust. Pursuant to FIN No. 46(R), the Company consolidated the Trust into its consolidated financial statements.

We have reviewed this accounting treatment with our outside auditors, KPMG, and they concur with our conclusions.

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (202) 380-4001. Thank you for your consideration.

Sincerely,

/s/ Joseph J. Euteneuer
Joseph J. Euteneuer
Executive Vice President and CFO

cc:	James Rhyu, SVP – Corporate Controller

Joseph M. Titlebaum, General Counsel and Secretary